UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

April 12, 2013

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Translation of registrant’s name into English)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  ]                                  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
(Registrant)

April 12, 2013

By: /s/ Curt Bernardi
Name: Curt Bernardi
Title:   Vice President, Legal and Corporate
            Secretary

EXHIBIT INDEX

99.1	News Release dated April 12, 2013